9900A Clayton Road
St. Louis, Mo 63124-1186
314-213-7246 Ph
314-213-7250 Fax
www.escotechnologies.com

February 22, 2017

Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications
Mail Stop 3720
Securities and Exchange Commission
Washington, D.C. 20549

Re:	ESCO Technologies Inc. (the Company)
Form 10-K for the year ended September 30, 2016
Filed November 29, 2016
Form 8-K
Filed on February 7, 2017
File No. 001-10596

Dear Mr. Pacho:

This letter sets forth the response of ESCO Technologies Inc. (the "Company") to the comment letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 17, 2017, with respect to the above referenced filings. We have duplicated the comment set forth in the comment letter and have provided our response below.

Form 8-K filed February 7, 2017

Exhibit 99.1 Earnings Release

1.
We note that in your “Earnings Summary” you omit the comparable GAAP measure for Q1 2017 EBITDA, a Non-GAAP measure, which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance issued on May 17, 2016. Please comply with this comment in your next earnings release.

Company Response
The Company will comply with this comment in its next earnings release by expanding the Earnings Summary disclosure to include net income, and supported by a reconciliation of EBITDA, a Non-GAAP measure, to the comparable GAAP measure. This expanded disclosure will be included in the Company’s next earnings release within the Condensed Business Segment Information (Unaudited) table which supports and follows the Condensed Consolidated Statements of Operations (Unaudited).

If you have any questions or if you require additional information, please do not hesitate to contact me by phone at 314-213-7246 or e-mail (muenster@escotechnologies.com).

Sincerely,

/s/ Gary E. Muenster

Gary E. Muenster
Executive Vice President &
Chief Financial Officer
ESCO Technologies Inc.
9900A Clayton Road
St. Louis, MO 63124